Crown Dynamics Corp.

5400 Laurel Springs Pkwy, Suite 107
Suwanee, GA 30024

May 8, 2012

Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:         Crown Dynamics Corp.
Amendment No. 1 to Form 8-K
Filed March 20, 2012
File No. 333-169501

Dear Ms. Ravitz:

Crown Dynamics Corp., a Delaware corporation (the “Company”), has received and reviewed your letter of April 4, 2012, pertaining to the Company’s Form 8-K/A (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on January 23, 2012, File No. 333-169501.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated April 4, 2012.

Business Strategy, page 3

1.
We note your response to prior comments 7 and 8; however, the status and development stage of your products remain unclear.  Please revise throughout your filing to describe clearly the status of your products, including whether you have produced a prototype of any products and the current functionality of existing products.  Remove disclosure suggesting functionality that does not yet exist.

RESPONSE: After further consideration, the Company has revised the filing to meet the requirements of the requested disclosures, in this regard; the Company has amended its Business Strategy with the following as well as incorporating this correction throughout the filing.

“The Company wishes to pursue their toothbrush development as well as its newest product.  The Company’s newest product will initially target the Special Needs and Senior Citizens population groups and provides: wandering detection alerts and rescue notification processes; wandering prevention capabilities; proactive emergency communications; and remote safety monitoring offerings.  The Company’s solution is packaged within a wireless device worn on an individual in various form factors - that interoperates with other systems to allow the caregiver to access relevant information on the person’s condition and whereabouts.  A web browser is required to access and manage the people under care.  This product has been developed and a prototype does exist.  Several duplicates have been made and production of this product can begin as soon as a manufacturer is found by the Company.  This product is fully functional and offers GPS service using GSM network.

The second development phase product of the Company involves a product for detecting sugar levels and other vital signs, non-invasively, for people with diabetes or at risk of diabetes. The unique design will use a proprietary ultrasonic technique to accurately detect sugar levels transdermally, continuously, via a wristwatch worn by a person.  This product is not yet developed and does not have a prototype at this time.

No sales of the products have occurred at this time, but the Company plans to develop and distribute the devices and resale them both as retailer and as a wholesaler.  The toothbrush and diabetes devices do not have prototypes and are not developed, whereas the GPS unit is ready for production. The implementation of the development and distribution plan are contingent upon additional capital raised through a possible private offering or licensing of the technology.

 At this time, the Company is not producing the products but plans to be moving forward for production by Fall 2012.”

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2.
We note your response to prior comment 8. Please revise to clarify the plans to manufacture and distribute your products and the status of these plans, including the status of the discussions with OEMs, as disclosed on page 5.  Please also revise to clarify the terms of your intellectual property, including all licenses and patents and the duration of such licenses and patents.

RESPONSE: After further consideration, the Company has revised the filing to meet the requirements of the requested disclosures, in this regard; the Company has amended its Business Strategy with the following as well as incorporating this correction throughout the filing.

“At this time, the Company is poised to pursue the production of the GPS wandering detection; a prototype has been developed and is ready for production.   The Company’s other technologies are not as developed and are still in the development stage.

The Company has discussed production of the GPS unit with several Asia based OEM manufacturers.  The Company has met several times with OEMs in China and is near finalization of a production plan.

Patents and Licenses

The Company holds an exclusive license from Zorah, LLC, for the technology.  This technology is not patented and includes the right to use the technology for their GPS and diabetes units.

The Company also has the rights to a toothbrush patent, as previously disclosed.  The United States Patent number is 5,799,354.

3.
We note your response to prior comment 9 and your statement that the agreement with the American Seniors Association cannot be located.  However, given your previous disclosure that you signed this definitive agreement, please revise to discuss the agreement with the American Seniors Association and describe the content of the agreement.  Please also revise to include the relevant risk factor disclosure, given your inability to locate an agreement that you have signed.

RESPONSE: The Company has revised the Filing to disclose the agreement and the subject matter of the agreement.  Additionally, the Company has added the following information on page 7 and subsequent risk factor on page 11:

“The Company entered into an agreement with the American Seniors Association to offer their membership a discounted price on the GPS unit as soon as it is available.  In return, the Company has a captive audience with the ability to reach out to members and offer the discount.  A copy of this agreement could not be located at this time.”

“Important documents can be lost or mis-filed

Our Company has previously misplaced important documents relating to the entry into agreements.  Even though we are fairly certain that the documents have not been exposed to the public, it has been misplaced within our own files because of an inadequate filing system, lack of assistance personnel with secretarial training and the fact that our CEO has to travel and handle his own documents, which he may carry between a meeting, his home and office.  Although the Company takes greater care in handling its documents presently, it is still possible that agreements could be lost or mis-filed in the course of regular business.”

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Regulations, page 4

4.
We note your response to prior comment 10.  However, please revise to clarify which products would require FCC and FDA approvals.  Please also revise to describe how these regulatory approvals affect your business, including a detailed description of the approval processes and timelines.  Please also include appropriate risk factor disclosure regarding your ability to obtain regulatory approval.

RESPONSE: The filing has been amended on page 4 to comply with the above requests and now displays the following:

“FCC certification may be required because the GPS unit uses radio frequencies.  The two most common FCC Certifications requirements are FCC Part 15 and FCC Part 68.

Telecommunications equipment has to be tested and be in compliances with FCC Part 68. FCC Part 68 is the FCC Certification for connection to the telephone network.  FCC has privatized some of the FCC Part 68 requirements.

The other most common FCC Certification for most electronic equipment is FCC Part 15.  FCC Part 15 covers unintentional testing and evaluation as well as low power un-licensed transmitters.  More information on this can be found at FCC Part 15

Safety testing and certification is not a FCC Certification requirement.  Local states, cities, counties, and municipalities regulate the requirement for safety certification. The Nationally Recognized Testing Laboratory (NRTL) program is set up to cover safety certification. More information on this can be found at Nationally Recognized Testing Laboratory

It is important that manufactures cover the FCC Certification for equipment before the equipment is offered for sale in the United States.  In the case of the Company’s technology license, it is unclear with certainty which certification is required.  However, the Technology uses GSM technology, which would most likely mean that the Technology would require FCC Part 68 Certification.

FCC Part 68 Certification

The 1996 U.S. Telecommunications Act requires the Federal Communications Commissions (FCC) to review its rules every two years and repeal or modify any rules no longer in the public interest. This review in 1996 follows a worldwide telecom deregulatory trend designed to help trade. The FCC Part 68 approval process has been streamlined for FCC Part 68 approval of telecom terminal equipment. The FCC has distanced itself from any direct involvement in the FCC Part 68 terminal equipment approval process. Now the responsibility for FCC Part 68 approval has been delegated to industry and particularly to the Administrative Council for Terminal Attachment (ACTA). The following is an outline for the FCC Part 68 approval process.

The first step for FCC Part 68 approval is to ensure that the equipment has been designed to conform with the USA technical criteria in TIA/EIA-968-A and 47 CFR Part 68. These two standards outline the technical specifications for FCC Part 68 approval. There is a misconception that all of the technical requirements are located in the TIA-EIA-968-A standard. The FCC did retain some technical requirements in FCC Part 68, which includes, but is not limited to, the Hearing Aid Compatibility (HAC) and volume control (VC) requirements.

The second step is for a representative sample of the final product to be tested to the two standards to ensure FCC Part 68 compliance. To assist in the testing phase, the TIA/EIA/TSB-31-C document is a helpful guide. The manufacturer itself can perform this FCC Part 68 testing, or a recognized testing laboratory like CCL can perform the testing. For FCC Part 68 approval, the testing laboratory does not need to be accredited by any government or private agency. It is very common for the laboratory to have an accreditation by NVLAP or A2LA for FCC Part 68 testing. CCL does maintain FCC Part 68 accreditation by NVLAP (Lab Code 100272-0).

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After the successful FCC Part 68 testing, a formal test report is prepared. This test report should detail the testing results and summarize the findings in the FCC Part 68 compliance testing. The manufacturer or responsible party should keep the FCC Part 68 report on file to defend the FCC part 68 compliance of the equipment.

Once the FCC Part 68 test report is prepared, the manufacturer has two options. The manufacturer may prepare a Suppliers Declaration of Conformity (SDoC), or a Telecommunication Certification Body (TCB) laboratory may review the FCC Part 68 test report. The review by a TCB laboratory will issue a FCC Part 68 TCB Grant. Either the SDoC or the FCC Part 68 TCB Grant must be issued as part of the total FCC Part 68 approval process.

Once the FCC Part 68 SDoC or the FCC Part 68 TCB Grant is prepared, ACTA must be notified. This notification is so the FCC Part 68 approved equipment will be filed in the public database of FCC Part 68 approved equipment.

The equipment is then labeled with the FCC Part 68 certification number. This FCC Part 68 number on the product ensures that the user is connecting an FCC Part 68 compliance product.

When all these steps are completed, the equipment is FCC Part 68 compliant to connect to the public switch telephone network.

FDA approval may be needed for the development of the diabetes technology, however, the technology is still in the development stage and it cannot be certain at this time.”

Products, page 5

5.
We note your response to prior comment 11 and your statement that the photograph on page 6 is an “example prototype that was purchased by the Company.”  Please remove the image since it does not represent a product that you currently make or sell.

RESPONSE: The filing has been amended and the image removed from page 5.

Item 1A.  Risk Factors, page 7

6.
We note that you have removed several risk factors that described risks that appear applicable to you, such as “Our auditors have expressed substantial doubt about our ability to continue as a going concern” and “Our Directors own 100% of the outstanding shares of our common stock.”  Please revise or advise.

RESPONSE: The filing has been amended on page 12 to include the risk factor that there is a going concern; however; no risk factor regarding 100% director ownership of the outstanding shares has been included, as it would not be accurate.  The filing has been amended as follows:

“Our auditors have expressed substantial doubt about our ability to continue as a going concern, and if we do not raise some capital through financing or loans from our directors, we may have to suspend or cease operations within twelve months.

We were incorporated on June 15, 2010, and do not have a long history of earnings. As a result, our independent accountants in their audit report have expressed substantial doubt about our ability to continue as a going concern. Continued operations are dependent on our ability to complete equity or debt financing activities or to generate profitable operations. Such capital formation activities may not be available or may not be available on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we do not raise some capital, we may be unable to continue operations in the future as a going concern. If we cannot continue as a viable entity, our stockholders may lose some or all of their investment in the Company.”

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Liquidity and Capital Resources, page 16

7.
We note your response to prior comment 17 and your removal of the disclosure regarding your cash requirements for the next 12 months. Please revise to disclose if you have enough cash in order to sustain your operations for the next twelve months.

RESPONSE: The Company has revised the filing to disclose that it will need capital funding in order to meet cash requirements for the next 12 months. This disclosure was inadvertently deleted in the Company’s amendment efforts.  The filing on page 19 has been amended as follows:

 “If we are unsuccessful in raising enough money through future capital-raising efforts, we may review other financing possibilities such as bank loans.  At this time, our Company does not have a commitment from any broker/dealer to provide financing.  There is no assurance that any financing will be available or if available, on terms that will be acceptable.

Our auditors have issued an opinion on our annual financial statements which includes a statement describing our going concern status. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills and meet our other financial obligations. This is because we have not generated any revenues and no revenues are anticipated until we begin marketing the product. Accordingly, we must raise capital from sources other than the actual sale of the product. We must raise capital to implement our project and stay in business.”

Record Holders, page 22

8.
Please revise to update the amount of common stock that is issued and outstanding.  For example, we note that this amount does not appear to include some of the sales of unregistered securities disclosed on page 24.

RESPONSE: The Company has revised the filing to disclose a more current issued and outstanding as follows:

“We are authorized to issue 200,000,000 shares of our Common Stock, $0.0001 par value, of which, as of March 06, 2012, 22,625,000 shares are issued and outstanding.”

Item 10.  Recent Sales of Unregistered Securities, page 24

9.	We note your added disclosure in response to prior comment 22. Please revise to also state briefly the facts relied upon to make the exemptions from registration claimed available.

RESPONSE: The Filing has been amended in compliance with the above referenced comment and now discloses the following on page 27:

“The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, on the basis that the securities were offered and sold in a non-public offering to a “sophisticated investor” who had access to registration-type information about the Company.”

Item 5.06  Change in Shell Company Status, page 25

10.	We note the added disclosure in response to prior comment 1. Please revise to clarify what you mean by “the Exchange” and the date on which “the Exchange” occurred.

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RESPONSE: The Company had used the term “exchange” mistakenly when transcribing the requested information, when the term is clearly referring to the Agreement defined in the previous paragraph.  The Company has therefore amended the same paragraph under heading 5.06 on Page 26 to read the following:

“All shares of Common Stock that will be issued in the Agreement are "restricted securities" as defined by Rule 144 ("Rule 144") under the Securities Act and cannot be resold without registration except in reliance on Rule 144 or another applicable exemption from registration. Crown Dynamics is a “shell company” within the meaning of federal securities laws.  Rule 144 has special provisions related to shell companies, and provides that there can be no resale of securities in reliance upon Rule 144 until 12 months after the entity ceases to be a shell company.  In this instance, Rule 144 will prohibit all resale of restricted securities issued by the Company for a period of 12 months after the Agreement is completed.”

Item 9.01 Financial Statements and Exhibits

11.
While we acknowledge the response to prior comment 28, the response does not address the accounting concern raised in the comment. Accordingly, please tell us how you valued and accounted for the technology license acquired from Zorah LLC in January 2012.  We note that Steve Aninye is also the CEO of Zorah LLC. We refer you to SAB Topic 5G which states that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock should be recorded at the transferors' historical cost basis determined under GAAP.

RESPONSE: On January 20th 2012, when the Company issued 1,225,000 shares to Zorah LLC for the Technical License Agreement, the stock was trading at $1.10, therefore, this was the a market price of Crown Dynamics for the relevant period.  SAB Topic 5G would not apply because the asset was not purchased, rather the Company has a license to the Technology, not the asset itself.

Exhibits

12.           We note your response to prior comment 29.  However, please file all exhibits required by Item 601.  We note, for example, the patent transfer and sale agreement with Illanit Appelfeld for the toothbrush.

RESPONSE: The exhibits have now been updated to comply with all of the documents required by Item 601, including incorporation by reference to the Patent Agreement.

In connection with the Company’s responding to the comments set forth in the April 4, 2012 letter, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

●      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

●      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/  Steve Aninye
Steve Aninye
CEO and Chairman of the Board of Directors

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